

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 16, 2010

Sent via U.S. Mail and facsimile to (601) 445-2488

William M. Salters
Chief Financial Officer
Britton & Koontz Capital Corporation
500 Main Street
Natchez, Mississippi 39120

> **RE: Britton & Koontz Capital Corporation**
> **Form 10-Q for the Period Ended September 30, 2009**
> **File No. 001-33009**

Dear Mr. Salters,

We have reviewed your letter filed on December 22, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended September 30, 2009

Item 2. Management's Discussion and Analysis

Financial Condition – Investment Securities

1. We note in your response to prior comment 1 and revised disclosure regarding
    disclosures about your other-than-temporary impairment analysis on available-
    for-sale and held-to-maturity securities. In your proposed disclosure you state
    that you have the "intent and ability to hold" underwater securities until maturity.
    FSP FAS 115-2 (ASC 320-10-50) requires that you assert you do not have the
    intent to sell, or will more likely than not be required to sell, the securities before
    recovery. Please further revise your disclosure in future filings to address this
    required assertion accordingly. Please provide us with your proposed disclosure.

Asset Quality

2. We note your response to prior comment 2 and revised disclosure regarding
    changes in your credit quality and trends. It appears from your response that you
    record partial charge-offs during the period based on external appraisals of
    underlying collateral for collateral dependent loans. We also note that your loan
    portfolio is heavily concentrated in real-estate-based loans, which represented
    approximately 86% of your total loan portfolio at both December 31, 2008 and
    September 30, 2009. Accordingly, please further revise your disclosure in future
    fillings to address the following regarding your use of appraisals. Please provide
    us with your proposed disclosure.

    a. To the extent you use external appraisals to fair value the underlying collateral
        for impaired loans, how and when you obtain external appraisals and how this
        impacts your amount and timing of your quarterly and annual periodic loan
        provision(s) and charge-offs.

    b. The typical timing surrounding the recognition of a collateral dependent loan
        as non-performing and impaired, when you order and receive an appraisal,
        and the subsequent recognition of any provision or related charge-off. In this
        regard, tell us if there have been any significant time lapses during this
        process.

    c. How you estimate collateral deterioration when appraisals are unavailable or
        delayed.

    d. Whether you have charged-off an amount different from what was determined
        to be the fair value of the collateral as presented in the appraisal for any
        period presented. If so, please tell us the amount of the difference and
        corresponding reasons for the difference, as applicable.

e. If you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief